

Mail Stop 7010   April 25, 2008

Mr. Scott F. Stephens
Chief Financial Officer
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018

> **Re: Lawson Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 12, 2008**
> **File No. 0-10546**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2008**
> **File No. 0-10546**

Dear Mr. Stephens:

We have reviewed the above referenced filings and have the following comments. Please note that we have conducted a legal review only. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Proposal 1: Election of Directors, page 1

1. In future filings, please describe the business experience for all directors or director-nominees, including each person's principal occupations and employment during the past five years and the names and principal business of

any corporation or other organization in which such occupations and employment were carried on.

Compensation Discussion and Analysis, page 9

2. In future filings, please disclose how each compensation element and decisions regarding that element affect decisions regarding other compensation elements. See Item 402(b)(1)(vi) of Regulation S-K.

3. In future filings, please disclose whether discretion can be or has been exercised when making awards pursuant to your Annual Incentive Plan and your Current Long Term Incentive Plan to either award compensation in the absence of attaining all relevant performance goals or to reduce or increase the size of any award. See Item 402(b)(2)(vi) of Regulation S-K.

4. In future filings, please describe the individual performance goals and the elements of executive officer performance that are taken into account when making awards pursuant to your Annual Incentive Plan. See Item 402(b)(2)(vii) of Regulation S-K. We note the disclosure regarding your CEO on page 16. Please identify and quantify the four individual performance objectives.

5. In future filings, please disclose your policies regarding the adjustment or recovery of awards if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the awards. See Item 402(b)(2)(viii) of Regulation S-K.

Corporate AIP Objective, page 12

6. The information in the first paragraph and the bullets is confusing. In future filings, please make clear what metric you use for profitability to determine performance. Please explain more clearly what you are excluding from the line items you cite. Do you exclude the items in the bullet points from your profitability metric to arrive at performance targets? If so, please state this. Otherwise, explain what exactly what you are trying to relay to investors.

7. In addition, it is not clear whether the AIP was funded since you met the threshold level. Please explain why no discretionary bonus amounts were paid last year if the threshold was met.

Certain Relationships and Related Transactions, page 32

8. In future filings, please disclose whether your related party transactions policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief